EXHIBIT I

[LOGO OF ALLIED SIGNAL]

                                                          AlliedSignal Inc.
                                                          101 Columbia Road
                                                          Morristown, NJ 07962

NEWS RELEASE

Contact:    Mark Greenberg
            (973) 455-5445

          ALLIEDSIGNAL 3RD-QUARTER EARNINGS PER SHARE ARE UP 16%;
                OPERATING MARGIN EXPANDS TO 13.6% FROM 11.6%


          MORRIS TOWNSHIP, New Jersey, October 15, 1998 -- AlliedSignal Inc. (NYSE: ALD) today reported record third-quarter earnings per share of $0.58, an increase of 16% over 1997 third-quarter earnings per share of $0.50. This was the company's 27th consecutive quarter of 14% or more growth in earnings per share.

          Sales in the third quarter grew 2% to a record $3.74 billion from $3.66 billion in the third quarter 1997. Excluding the effects of divestitures, sales were up 13%.

          Operating margin in the third quarter expanded to a record 13.6% from 11.6% in the third quarter of 1997. Productivity was 7.4%, also a quarterly record. Net income increased 13% to $329 million from $292 million. Free cash flow for the third quarter of 1998 was $101 million. Free cash flow for the first nine months of 1998 was $365 million, a 183% improvement over the first nine months of 1997, putting the company in an excellent position to achieve its target of $500 million in free cash flow for the year.

          "AlliedSignal continues to deliver strong results despite uncertain conditions in the global economy," said Lawrence A. Bossidy, Chairman and Chief Executive Officer. "Our strategy of investing in high-growth, high-margin businesses is paying off, and we're seeing the advantages of having a diverse portfolio of businesses. While some of our businesses are facing uncertain economic conditions, others are thriving, enabling us to deliver our promised 13-to-17% earnings growth. Our earnings growth is further solidified by record productivity gains stemming primarily from the continued application of Six Sigma across all functions of our businesses."

NINE-MONTH RESULTS

          For the nine months ended September 30, 1998, sales of $11.3 billion were up 7% from $10.6 billion in the corresponding year-earlier period. Excluding the results of the divested automotive safety restraints business, 1998 nine-month sales increased by 13%. Net income was a record $979 million, up 14% from $856 million. Earnings per share were up 16% to $1.70 from $1.47.

          Third-quarter segment results were as follows:

          AEROSPACE SYSTEMS sales grew 15% to $1.24 billion from $1.08 billion in the third quarter of 1997. Net income was up 60% to $162 million from $101 million.

          Revenue growth was led by strong sales of safety avionics products and continued aftermarket growth, as well as the acquisition of a controlling interest in the Normalair-Garrett Ltd. joint venture. Growth in safety avionics reflects strong demand for the company's exclusive Enhanced Ground Proximity Warning System (EGPWS) and mandated installations of Traffic Alert and Collision Avoidance Systems (TCAS) products.

          Strong demand for products in the equipment systems area is evidenced by: several key contracts announced this quarter, including environmental control systems for Fairchild Aerospace's 728JET family; wheel and brake wins for the Boeing 737-Next Generation aircraft; and growth in engine fuel controls and electrical power and lighting systems.

          Net income expansion reflected sales growth in higher-margin safety and aftermarket products, as well as the contribution of productivity, cost control actions and improved factory performance in both the avionics and equipment systems businesses.

          SPECIALTY CHEMICALS & ELECTRONIC SOLUTIONS sales increased 1% to $541 million from $536 million. Net income declined 22% to $56 million from $72 million.

          The growth in sales is attributable to higher sales of pharmaceutical intermediates, driven by new products and the pharmaceutical industry's growing trend toward outsourcing the production of intermediates. Specialty waxes and additives sales were higher, which more than offset the impact of lower sales of Electronic Materials resulting from weakness in the semiconductor industry.

          Net income declined largely due to a lower contribution from the 50%-owned UOP joint venture in process technology and lower sales of advanced microelectronic products and laminates.

          In July, AlliedSignal and Air Products and Chemicals, Inc. announced plans to form an alliance that will enable both companies to expand their ability to supply electronic chemicals to semiconductor customers around the world. AlliedSignal Specialty Chemicals will exclusively manufacture and supply electronic process chemicals to Air Products. Air Products will market an entire line of electronic chemicals and gases to semiconductor customers.

          TURBINE TECHNOLOGIES sales rose 17% to $900 million from $771 million. Net income grew 31% to $68 million from $52 million.

          Revenue growth reflected record deliveries of propulsion engines for regional and executive aircraft and strong sales of automotive turbochargers and commercial aircraft auxiliary power units. During the quarter AlliedSignal announced the introduction of an all-new AS900 engine for which the company has a committed launch customer. The AS900 will position AlliedSignal to take advantage of the continuing demand for business aircraft, including fractional executive jet ownership, and the increasing use of jet aircraft by regional airlines. Turbocharger sales growth reflects increased penetration of the turbocharged diesel engine car market in Europe and the light truck market in North America.

          Net income growth was fueled by volume growth and productivity gains despite development costs for the TurboGenerator (TM) product line and for the new AS900 propulsion engine.

          PERFORMANCE POLYMERS sales were flat excluding the impact of divested businesses. Reported sales declined 14% to $436 million from $509 million. Net income declined to $45 million from $46 million.

          Strength in pharmaceutical and food packaging drove higher sales of specialty films, which were offset by lower volumes in industrial polyester due to a strike at one of the company's automotive customers.

          Net income declined slightly due to lower unit volumes, which were partially offset by continued productivity-driven Six Sigma initiatives and a more favorable price/cost relationship.

          In July, construction began in Augusta, Georgia for the world's first large-scale nylon recycling facility, which will increase caprolactam production by 100 million pounds per year and reduce annual costs by $15 million. The exclusive patented technology will also benefit the environment by keeping 200 million pounds of discarded carpet out of landfills each year.

          TRANSPORTATION PRODUCTS sales declined 18% to $619 million from $757 million, and net income was down to $10 million from $18 million. Excluding the divested safety restraints business, sales of Transportation Products grew 12%.

          Sales growth was fueled by: higher sales of Prestone(R) products and FRAM(R) filters, which benefited from increased advertising and brand awareness; the acquisition of Holt Lloyd; and continued strength in truck braking systems.

          Net income declined primarily due to the divestiture of safety restraints, as well as planned investments in brand advertising, implementation of a new distribution system and improvements in the segment's cost structure.

ALLIEDSIGNAL'S OFFER FOR AMP

          On Tuesday, October 13, AlliedSignal acquired 9% of the outstanding shares of AMP Incorporated, making AlliedSignal the largest shareowner of AMP. Today marks the record date for AlliedSignal's consent solicitation, in which AMP shareowners are being asked to expand AMP's board from its current 11 directors to 28 and to elect AlliedSignal's 17 nominees to the board. These actions represent further progress in AlliedSignal's effort to acquire AMP.

          AlliedSignal is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials. The company employs 70,500 people worldwide. AlliedSignal is a component of the Dow Jones Industrial Average and Standard and Poor's 500 Index, and it is included in Fortune magazine's lists of the "Global Most Admired Companies" and the "100 Best Companies To Work For in America." Additional information on the company is available on the World Wide Web at http://www.alliedsignal.com/.

-----------------------------------------------------------------------------
 This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
-----------------------------------------------------------------------------



                CERTAIN INFORMATION CONCERNING PARTICIPANTS

          AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of five proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert
B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President- Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Terrance L. Carlson (Deputy General Counsel), Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr., (Assistant Treasurer), Mark E. Greenberg (Vice President, Communications), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) Mary Elizabeth Pratt (Assistant General Counsel) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

          As of the date of this communication, AlliedSignal is the beneficial owner of 20,000,100 shares of common stock of AMP. Mr. Greenberg is the beneficial owner of 87 shares of common stock of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

          Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of common stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of common stock of AMP.

          Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in AMP.

                                    ###
10/15/98

                             ALLIEDSIGNAL INC.
                CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                --------------------------------------------
                   (IN MILLIONS EXCEPT PER SHARE AMOUNTS)



                                                        THREE MONTHS                      NINE MONTHS
                                                     ENDED SEPTEMBER 30                ENDED SEPTEMBER 30
                                                  --------------------------        -------------------------
                                                    1998             1997             1998           1997
                                                  ---------        ---------        ----------    -----------

Net sales                                           $3,741           $3,657           $11,256        $10,562
                                                  ---------        ---------        ----------    -----------

Cost of goods sold                                   2,838            2,840             8,596          8,209
Selling, general and administrative expenses           396              394             1,200          1,145
                                                  ---------        ---------        ----------    -----------

     Total costs and expenses                        3,234            3,234             9,796          9,354
                                                  ---------        ---------        ----------    -----------

Income from operations                                 507              423             1,460          1,208
Equity in income of affiliated companies                19               44                82            140
Other income (expense)                                  (8)              14                (9)            62
Interest and other financial charges                   (38)             (50)             (104)          (131)
                                                  ---------        ---------        ----------    -----------

Income before taxes on income                          480              431             1,429          1,279
Taxes on income                                        151              139               450            423
                                                  ---------        ---------        ----------    -----------

Net income                                            $329             $292              $979           $856
                                                  =========        =========        ==========    ===========

Earnings per share of common stock -
       basic                                         $0.59            $0.52             $1.74          $1.51
                                                  =========        =========        ==========    ===========
Earnings per share of common stock -
       assuming dilution                             $0.58            $0.50             $1.70          $1.47
                                                  =========        =========        ==========    ===========
Weighted average number of shares outstanding -
       basic                                           560              564               562            566
                                                  =========        =========        ==========    ===========
Weighted average number of shares outstanding -
       assuming dilution                               572              581               576            581
                                                  =========        =========        ==========    ===========

                             ALLIEDSIGNAL INC.
                                SEGMENT DATA
                                ------------
                           (DOLLARS IN MILLIONS)


                      THREE MONTHS ENDED SEPTEMBER 30
                      -------------------------------

                                                      NET SALES                       NET INCOME
                                              ---------------------------        ----------------------
                                                 1998            1997             1998         1997
                                              ------------     ----------        -------     ----------

Aerospace Systems                                  $1,242         $1,080           $162           $101

Specialty Chemicals & Electronic Solutions            541            536             56             72

Turbine Technologies                                  900            771             68             52

Performance Polymers                                  436            509             45             46

Transportation Products                               619            757             10             18
                                              ------------     ----------        -------     ----------

     Total Businesses                               3,738          3,653            341            289

Corporate & Unallocated                                 3              4           (12)              3
                                              ------------     ----------        -------     ----------

Total                                              $3,741         $3,657           $329           $292
                                              ============     ==========        =======     ==========


                       NINE MONTHS ENDED SEPTEMBER 30
                       ------------------------------

                                                      NET SALES                       NET INCOME
                                              ---------------------------        ----------------------
                                                 1998            1997             1998         1997
                                              ------------     ----------        -------     ----------

Aerospace Systems                                  $3,576         $2,919           $401           $245

Specialty Chemicals & Electronic Solutions          1,728          1,626            220            259

Turbine Technologies                                2,641          2,242            184            160

Performance Polymers                                1,494          1,507            147            104

Transportation Products                             1,809          2,259             28             80
                                              ------------     ----------        -------     ----------

     Total Businesses                              11,248         10,553            980            848

Corporate & Unallocated                                 8              9            (1)              8
                                              ------------     ----------        -------     ----------

Total                                             $11,256        $10,562           $979           $856
                                              ============     ==========        =======     ==========
